

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

Mail Stop 4561

August 12, 2009

Mr. David C. Scott, President
3PAR Inc.
4209 Technology Drive
Freemont, California 94538

Re: 3PAR Inc.
Preliminary Proxy Statement on Schedule 14A
Filed July 28, 2009
File No. 001-33823

Dear Mr. Scott:

We have completed our review of your preliminary proxy statement and have no further comments at this time.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via Facsimile (650) 493-6811
Lance E. Brady, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.